UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 7, 2008

Kabel Deutschland GmbH

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number 333-137371-01

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .

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INVESTOR RELATIONS RELEASE

Kabel Deutschland and Premiere to continue their partnership

•                 Kabel Deutschland agrees with pay-TV operator Premiere on a new feed-in contract running until 2012

•                 Premiere TV channels to complement Kabel Deutschland’s TV offering: more than 200 digital TV channels in network

Unterfoehring, May 7, 2008 — Kabel Deutschland (KDG), Germany’s largest cable based TV, Internet and Phone product provider, announced today that they have agreed with pay-TV operator Premiere on a new five year contract running until 2012. The contract governs the feed-in of the existing Premiere pay-TV channels over KDG’s cable network. Further details of the contract, it was agreed, were not to be disclosed.

The Premiere offering over KDG’s network so far consists of eight packages with a total of 29 pay-TV channels. It also includes the HD-channels ‘Premiere HD’ and ‘Discover HD’ as well as the sports package with up to 15 channels.

About Kabel Deutschland

Kabel Deutschland (KDG) operates cable networks in 13 German states and supplies its services to approx. 9 million connected TV households in Germany. Kabel Deutschland is Germany’s largest cable network operator. The company develops and markets new triple play offers for digital TV, high-speed Internet and telephone connection via cable. KDG offers an open digital TV platform for all program providers. The company operates the networks, markets cable connections and provides comprehensive services for all matters of cable connectivity. In fiscal year 2006/2007 (12 months ended March 31, 2007), Kabel Deutschland reported a total revenue of approx. EUR 1.1 billion. The company has around 2,700 employees.

Contact:

Kabel Deutschland GmbH
Corporate Communications and Investor Relations
Betastr. 6-8
85774 Unterfoehring
Germany

Insa Calsow:	+49 89 / 960 10 - 184; insa.calsow@kabeldeutschland.de
Elmar Baur:	+49 89 / 960 10 - 187; elmar.baur@kabeldeutschland.de
Astrid Adamietz:	+49 89 / 960 10 - 186; astrid.adamietz@kabeldeutschland.de

This release is also available at www.kabeldeutschland.com.

Kabel Deutschland GmbH Corporate Communications and Investor Relations Betastrasse 6-8 D-85774 Unterfoehring

This Investor Relations release contains forward looking statements within the meaning of the ‘safe harbor’ provision of the US securities laws. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

Investors and security holders are urged to read our quarterly report available on our website because it will contain important information. We disclaim any obligation to publicly update or revise any forward-looking information.’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland GmbH
(Registrant)

Date	May 7, 2008	By	/s/ PAUL THOMASON
Paul Thomason, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland Vertrieb und Services GmbH & Co KG
(Registrant)

Date:	May 7, 2008	By	/s/ PAUL THOMASON
Paul Thomason, Managing Director